SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

L2 Medical Development Company

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

50243R102

(CUSIP Number)

Louis S. Camilli

c/o L2 Medical Development Company

2451 Alamo Avenue SE

Albuquerque, New Mexico 87106

(505) 842-5201

(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

With a copy to:

September 4, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50243R102

1		NAME OF REPORTING PERSONS Louis S. Camilli
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500,793
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 500,793
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,793(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%(2)
14		TYPE OF REPORTING PERSON (See Instructions) IN

___________________________

(1) Includes a warrant to purchase 15,537 shares of Common Stock of the Issuer and options to purchase 34,820 shares of Common Stock of the Issuer. (See Item 3.)

(2) Based on 8,863,668 shares of Common Stock outstanding on September 5, 2013.

CUSIP No. 50243R102

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.001 par value per share (“Common Stock”) of L2 Medical Development Company (the “Issuer”). The principal executive offices of the Issuer are located at 2451 Alamo Avenue SE, Albuquerque, NM 87106.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by Louis S. Camilli (the “Reporting Person”).

(b) The business address of the Reporting Person is c/o L2 Medical Development Company, 2451 Alamo Avenue SE, Albuquerque, NM 87106.

(c) The Reporting Person is the president, chief technology officer, and secretary of the Issuer. The business address of the Issuer is 2451 Alamo Avenue SE, Albuquerque, NM 87106.

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item3.	Source and Amount of Funds or Other Consideration

The Reporting Person received 450,436 shares of Common Stock of the Issuer in consideration for shares of common stock of Enerpulse, Inc. a Delaware corporation (“Enerpulse”) pursuant to an agreement and plan of merger dated as of September 4, 2013 (the “Agreement”) by and among the Issuer on the one hand, and Enerpulse Merger Sub, Inc., a wholly-owned subsidiary of the Issuer and Enerpulse on the other hand. The Agreement was filed with the Securities and Exchange Commission on September 10, 2013 on a Current Report on Form 8-K.

Additionally, following the consummation of the merger contemplated by the Agreement, the Reporting Person received the right to exchange a warrant to purchase shares of common stock of Enerpulse for a substantially similar warrant issued by the Issuer (the “Warrant”).  The Warrant will be exercisable for 15,537 shares of Common Stock of the Issuer at an exercise price of $6.3976. All of the shares subject to the Warrant are exercisable in the next sixty days.

Also, in connection with the merger transaction, the Reporting Person received options to purchase 156,666 shares of Common Stock of the Issuer (the “Options”), of which 34,820 shares subject to the Options are exercisable in the next sixty days, in consideration for the substitution of options to purchase common stock of Enerpulse.

CUSIP No. 50243R102

Item 4.	Purpose of the Transaction

The Reporting Person received shares of Common Stock in consideration for the Enerpulse shares under the Agreement. The Reporting Person received the right to exchange a warrant to purchase shares of common stock of Enerpulse for a substantially similar Warrant issued by the Issuer under the Agreement, and the Reporting Person received Options in consideration for the substitution of options to purchase common stock of Enerpulse in connection with the merger transaction.

Subject to ongoing evaluation, except as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 500,793 shares of Common Stock, which represent approximately 5.6% of the outstanding shares of Common Stock.

(b) The Reporting Person has the sole power to vote and sole power to dispose of 500,793 shares of Common Stock, which represent approximately 5.6% of the outstanding shares of Common Stock.

(c) No transactions in the Issuer’s Common Stock were effected during the past 60 days by the Reporting Person except as set forth in Item 3 above.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 50243R102

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the transaction stated in Item 3 above.

Item 7.	Material to be Filed as Exhibits

None

CUSIP No. 50243R102

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: September 16, 2013

/s/ Louis S. Camilli
Louis S. Camilli